W. John McGuire

Partner

+1.202.373.6799

john.mcguire@morganlewis.com

VIA EDGAR

Emily Rowland

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

October 10, 2023

Re:	The 2023 ETF Series Trust II (the “Trust” or the “Registrant”)
File Nos. 333-274096 and 811-23895

Dear Ms. Rowland:

This letter responds to Staff comments relating to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed on August 21, 2023 and relates to GMO U.S. Quality ETF, a series of the Trust (the “Fund”). Below, for your convenience, we have restated the Staff’s comments followed by the Registrant’s responses to those comments, which are reflected in the amendment to the Registration Statement filed herewith. Capitalized terms not otherwise defined in this letter have the meaning given to them by the Registration Statement.

General

1.	Comment: We note that the Registration Statement is missing information and exhibits and contains bracketed disclosures. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

Response: The Registrant acknowledges the Staff’s comment.

2.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the Registration Statement.

Response: The Registrant does not currently expect to submit any exemptive applications or no-action requests in connection with the Registration Statement.

3.	Comment: Please include the ticker symbols in EDGAR. Regulation S-T, Rule 313(b)(1).

Response: The Registrant will include the ticker symbols in EDGAR.

Prospectus

Summary Prospectus

Risk/Return Summary: Fees and Expenses of the Fund

4.	Comment: In the following sentence, please add “or hold” after “sell,” since no redemption fees or contingent deferred sales charges are charged by the Fund upon sale of Fund shares: “The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods.”

Response: The Registrant has revised the explanatory sentence in the Fee Table for the Fund, with the revised text underlined as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell or hold all of your shares at the end of those periods.

5.	Comment: We note that the principal investment strategy includes investments in other investment companies. If acquired fund fees and expenses are expected to exceed 0.01% of the average net assets of the Fund, then please disclose an estimate of these fees and expenses as a separate line item in the fee table. If acquired fund fees and expenses are not expected to exceed one basis point, then please include such estimated expenses in the “Other Expenses” line in the Table. See Instruction 3(f)(i) of Item 3.

Response: The Registrant confirms that, based on estimated amounts for the Fund’s first fiscal year, it does not expect the Fund’s acquired fund fees and expenses to exceed 0.01% of the average net assets of the Fund.

Portfolio Turnover

6.	Comment: Please move the following sentence to the principal strategy disclosure, as the sentence is neither required nor permitted disclosure in response to Item 3: “The Fund is not subject to any limit on the frequency with which portfolio securities may be purchased or sold, and GMO makes investment decisions for the Fund without regard to portfolio turnover rates.” In addition, if the Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies, please disclose this in the summary and in response to Item 9(b) and add portfolio turnover risk in the summary of principal risk factors. We note that while risks of portfolio turnover are disclosed in the investment strategy disclosure in response to Item 9, the principal risks should be disclosed in the Items 4 and 9 principal risks sections.

Response: The Fund will move the noted sentence to the principal strategy disclosure as requested. The Fund does not currently expect to engage in active and frequent trading of portfolio securities, and therefore additional portfolio turnover risk disclosures will not be added.

Principal Investment Strategy

7.	Comment: Please explain briefly in response to Item 4 and in more detail in response to Item 9 each criteria used, and how such criteria are weighted, by the adviser when selecting investments, as the disclosures in both sections are currently vague and generic. The disclosure in this section should also include how the adviser determines when to sell investments. Please also summarize the “other mechanisms” noted at the end of the first paragraph under Principal Investment Strategies.

Response: The Registrant respectfully disagrees that the current disclosures about the adviser’s selection of investments are vague and generic. The Registrant believes the Fund’s principal investment strategy disclosure, as revised per the comments described in this letter, appropriately explains how the Adviser will select securities for purchase and sale in an effort to achieve the Fund’s investment objective. The Registrant notes that GMO is an adviser to a mutual fund that utilizes similar investment strategies, and that the disclosure in the Principal Investment Strategies section closely follows the disclosure for the mutual fund, that has been previously subject to multiple reviews by the SEC staff over the years. However, in response to this comment, the Registrant has updated its disclosure to clarify that the investment methods described are used in determining to both purchase and sell investments, with the updated language highlighted:

In selecting securities for purchase and sale by the Fund, GMO uses a combination of investment methods, typically considering both (1) systematic factors, based on profitability, profit stability, leverage, and other publicly available financial information, and (2) judgmental factors, based on GMO’s assessment of future profitability, capital allocation, growth opportunities, and sustainability against competitive forces.

8.	Comment: Please disclose the types of equities that are part of the Fund’s principal investment strategy. For instance, we note that the disclosure of principal investment strategies under the heading “Additional [Information] about the Fund’s Investment Strategies, Risks and Expenses,” states that “…the term ‘equities’ refers to common and preferred stocks and other stock-related securities, such as convertible securities, depositary receipts, and equity real estate investment trusts (REITs) and income trusts.” Accordingly, please disclose in the Item 4 summary each of the above-listed equities that are principal investments (correspondingly, delete disclosure about any non-principal equities from the disclosure of principal investment strategies in response to Item 9) as well as their related principal risks. In addition, if the Fund invests or expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.

Response: The Fund will add disclosure about the types of equities that are part of the Fund’s principal investment strategy at the end of the first paragraph under “Principal Investment Strategies as follows:

Equity securities primarily include common and preferred stocks and, to a lesser extent, other stock-related securities, such as convertible securities, depositary receipts, equity real estate investment trusts (REITs), income trusts, and securities of other investment companies that invest primarily in equity securities.

The Fund does not expect to invest in contingent convertible securities as part of its principal investment strategies.

9.	Comment: The Fund discloses the following: “[a]t times, the Fund may have substantial exposure to a single asset class, industry, sector, issuer, or companies with similar market capitalizations.” The Fund also includes Focused Investment Risk in its Principal Risk section. Please revise the Fund’s investment strategy disclosure to more clearly indicate its investment focus. If the Fund anticipates that it will have significant exposure to any asset class, industry, sector, issuer, or market capitalization(s), please identify such asset class, industry, sector, issuer, or market capitalization(s) in the principal investment strategy disclosure and add corresponding principal risk disclosure.

Response: The current disclosure is consistent with the Fund’s investment strategy, and therefore the Fund has not made any revision in response to the staff’s comments. The Fund is managed flexibly and, subject to its fundamental policy with respect to concentration, may have significant exposure from time to time to a particular asset class, industry, sector, issuer or market capitalization, and these exposures are expected to vary. Because of the flexibly managed strategy, and the expected variation in exposures, it would not be accurate to provide an identification of any particular asset class, industry, sector, issuer, or market capitalization.

10.	Comment: The Fund describes in generic terms its principal investment strategies related to derivatives transactions. Please identify in the disclosure the principal derivatives the Fund intends to utilize, and tailor disclosure specifically to how each such instrument will be utilized in achieving the Fund’s objectives. This disclosure also should describe the extent to which derivatives are expected to be used. Also, provide appropriate risk disclosure associated with each derivative type. See Barry Miller Letter to ICI (https://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response: The Registrant has determined that the use of derivatives will not be a principal component of the Fund’s investment strategies and has deleted this disclosure and corresponding risk disclosures.

11.	Comment: Please state that the Fund will look through to the underlying investments of the underlying funds in which it invests in determining compliance with its Name Policy (as such term is defined in the prospectus). This disclosure can be located with the disclosure in response to Item 9(b).

The Fund will add the following disclosure in the Item 9 version of its Principal Investment Strategies:

When investing in another investment company, the Fund will consider whether such investment company has an 80% policy to invest in the United States for purposes of determining whether to treat an investment therein toward the Fund’s 80% policy or, if the investment company does not have such an 80% policy, the Fund will consider the underlying investment company’s portfolio holdings for purposes of determining whether to treat an investment therein toward the Fund’s 80% policy.

12.	Comment: Please state that the Fund will value derivatives counted towards the Fund’s Name Policy on a mark-to-market basis (i.e., using the current market price of the derivative, or if it is an OTC derivative, its fair value). This disclosure can be located with the disclosure in response to Item 9(b).

Response: The Fund intends to value derivatives for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. The Registrant notes that recently adopted amendments to Rule 35d-1 would require derivatives to be valued for purposes of the 80% policy based on the notional amount, and the Registrant does not believe it would be appropriate to add disclosure that would be inconsistent with the Rule as amended. As noted in response to Comment 10, the principal investment strategies disclosure regarding derivatives has been deleted.

13.	Comment: The Fund discloses that it also may invest in the GMO U.S. Treasury Fund, a mutual fund advised by GMO, or in money market funds unaffiliated with GMO, and directly in the types of investments typically held by money market funds. If these investments are temporary defensive strategies, they should be disclosed in response to Item 9(b), not in the summary as principal investments of the Fund (see Instruction 6).

Response: The Fund utilizes the GMO U.S. Treasury Fund and other money market funds for routine cash management purposes, and not solely for temporary defensive purposes. Therefore, the noted disclosure has been retained in response to Item 3.

14.	Comment: The Fund discloses principal risks related to short sales. Please add corresponding disclosure about short sales as a principal strategy in response to Items 4 and 9. Please also ensure that any expenses expected to be incurred in connection with such short sales are reflected in “Other Expenses” in the Fund’s Annual Fund Operating Expenses table. If short sales are not a principal strategy, please delete references to short sales in the principal risks.

Response: Short sales are not a principal strategy of the Fund, and therefore the Fund has removed references to short sales in its principal risks disclosure and elsewhere in the Prospectus.

15.	Comment: Please confirm whether portfolio lending is a principal investment strategy, and if it is not, please remove it from the discussion of the Fund’s principal investment strategies in response to Items 4 and 9.

Response: The Registrant does not currently believe that securities lending will be a principal component of its investment strategies and has deleted the references to securities lending in its principal investment strategies disclosure and elsewhere in the Prospectus.

Principal Risks

16.	Comment: Under “Limited Authorized Participants, Market Makers and Liquidity Providers Risk,” the Fund discloses that, as a result of certain events and “other considerations,” Fund shares may trade at a material discount to NAV may, in turn, lead to wider spreads between the bid and ask price of Fund shares. Please concisely summarize the “other considerations” that may lead to the Fund shares trading at a material discount to NAV or wider spreads between the bid and ask price of Fund shares.

Response: The relevant disclosure under “Limited Authorized Participants, Market Makers and Liquidity Providers Risk” has been revised to delete the reference to “these and other considerations” and to replace it with “these considerations.” The Registrant believes that this risk factor already includes an appropriate summary of the relevant considerations.

17.	Comment: Under “New/Smaller Fund Risk,” please consider moving some of the details of the disclosure about the effects of a potential liquidation of the Fund, to the risk disclosure in response to Item 9.

Response: The Fund will revise the New/Smaller Fund Risk disclosure in Item 4 as follows, and will move the corresponding deleted disclosure to Item 9:

New/Smaller Fund Risk– A new or smaller fund is subject to the risk that its performance may not represent how the fund is expected to or may perform in the long term. In addition, new funds have limited operating histories for investors to evaluate and new and smaller funds may not attract sufficient assets to achieve investment and trading efficiencies. There can be no assurance that the Fund will achieve an economically viable size, in which case it could ultimately liquidate. ~~The Fund may be liquidated by the Board of Trustees (the “Board”) without a shareholder vote. In a liquidation, shareholders of the Fund will receive an amount equal to the Fund’s NAV, after deducting the costs of liquidation, including the transaction costs of disposing of the Fund’s portfolio investments. Receipt of a liquidation distribution may have negative tax consequences for shareholders. Additionally, during the Fund’s liquidation all or a portion of the Fund’s portfolio may be invested in a manner not consistent with its investment objective and investment policies.~~

18.	Comment: The principal risk disclosure summary related to derivatives is currently generic, citing various potential risks including market risk, illiquidity risk, currency risk, credit risk, leveraging risk, commodities risk, and counterparty risk. If each of those are principal risks of the Fund, please add corresponding disclosure relating to illiquidity, currency, credit, and commodities risks, or remove them from the list as applicable. This disclosure should provide a summary of the principal risks of the Fund that are tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for which the Fund uses derivative transactions.

See Barry Miller Letter to ICI (https://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response: As noted above in response to Comment 10, the risk disclosures regarding derivatives have been removed.

19.	Comment: Given the Fund’s principal strategy to invest in underlying funds and ETFs, please consider adding a risk factor about the risk of investing in such funds. This risk should include that shareholders indirectly bear fees and expenses charged by such investment companies in addition to the Fund’s direct fees and expenses., and that as a result, the cost of investing in the Fund may exceed the costs of investing directly in such investment companies.

Response: The Fund has added the following risk disclosure to the Prospectus:

Other Investment Company Risk. The Fund is indirectly exposed to all of the risks of an investment in the underlying funds in which it invests, including the risk that those underlying funds will not perform as expected. In addition, the Fund indirectly bears its pro rata portion of an underlying fund’s fees and expenses in addition to the fees and expenses borne by the Fund.

20.	Comment: The Fund’s disclosure concerning the risks of securities lending, which the Fund describes as a principal investment strategy, is limited to leveraging risks. If there are other principal risks of securities lending, please disclose them.

Response: As indicated in the response to Comment 15, disclosures regarding securities lending have been removed.

Performance Information

21.	Comment: Please supplementally identify the broad-based securities market index expected to be used by the Fund in the average annual total returns table.

Response: The broad-based securities market index expected to be used by the Fund in the average annual total returns table is the S&P 500 Index.

22.	Comment: Please revise the disclosure to state that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund, if true. Please also make this change in the same section of the statutory prospectus. In addition, as Item 5 requires disclosure of the year each portfolio manager began providing services to the Fund, please disclose the actual year, rather than stating “since inception.”

Response: The Registrant has revised the disclosure as follows:

Investment Team and Senior Members of GMO jointly and primarily responsible for portfolio management of the Fund:

Investment Team	Senior Member (Length of Service with Fund)	Title
Focused Equity	Thomas Hancock (since inception in 2023)	Head, Focused Equity Team, GMO
Focused Equity	Ty Cobb (since inception in 2023)	Portfolio Manager, Focused Equity Team, GMO
Focused Equity	Anthony Hene (since inception in 2023)	Portfolio Manager, Focused Equity Team, GMO

Statutory Prospectus - Items 9-13

Additional Information about the Fund’s Investment Strategies, Risks and Expenses

23.	Comment: Please revise the Item 9 disclosure in this section so that it expands on the strategy disclosure provided in Item 4 (i.e., there should be a layered disclosure approach taken with respect to Items 4 and 9). Otherwise, the Fund has not provided a summary in Item 4 as required by the Form. See June 2014 Guidance Regarding Mutual Fund Enhanced Disclosure. Item 9 should contain more, not less, disclosure about principal investment strategies, investments and risks than the Item 4 summary.

Response: The Fund has revised its Item 9 disclosure accordingly.

24.	Comment: We note the caption of this section is "Fundamental Investment Objectives/Policies." Please clarify whether the investment objective is fundamental, and if it is, please disclose the fundamental objective in the SAI. If it is not fundamental, please revise the caption of this paragraph, and state that the investment objective can be changed without shareholder approval.

Response: The caption of this section has been revised to reference “Investment Objectives/Policies.” In addition, the requested disclosure has been added as provided below:

The Fund is an actively managed ETF and uses an active investment strategy in seeking to achieve its investment objective. GMO, subject to the oversight of the Board of The 2023 ETF Series Trust II (the “Trust”), has discretion on a daily basis to manage the Fund’s portfolio in accordance with its investment objective and investment policies. The Board of the Trust may change the Fund’s investment objective or policies without shareholder approval or prior notice, provided that an investment policy identified in the SAI as fundamental may not be changed without shareholder approval. Neither the Fund nor GMO guarantees that the Fund will be able to achieve its investment objective.

25.	Comment: Please consider moving to the beginning of this “Additional Information” section the disclosure under the heading “Name Policy,” as revised per staff comments. It would assist investor understanding if all Fund investment policies were described together in the “Additional Information” section.

Response: The requested edits have been made.

26.	Comment: The Fund discloses that “the term ‘underlying funds’ refers to investment companies not advised by GMO, including, among others, closed-end funds, money market funds, and ETFs.” Please reconcile this definition with the disclosure in the Item 4 summary that “[t]he Fund also may invest in the GMO U.S. Treasury Fund, a mutual fund advised by GMO…”

Response: The Fund has revised the disclosure as follows:

(iii) the term “underlying funds” refers to other investment companies ~~not~~ advised by GMO or other advisers, including, among others, closed-end funds, money market funds, and ETFs.

27.	Comment: Please explain supplementally why the Fund has included the following disclosure in this section: “[t]he expense example included in the Fund’s summary assumes reinvestment of all dividends and distributions, if any.”

Response: In reviewing the disclosure, the Registrant has determined that it is unnecessary and deleted the statement.

Principal Risks

28.	Comment: In the following sentence in the introductory paragraph, please replace “some additional” with “all of the”, and please delete “and some related risks”: “[t]his section describes some additional principal risks and some related risks but does not describe every potential risk of investing in the Fund.” This section and Item 4 should disclose all principal risks.

Response: The sentence has been revised as follows:

This section describes ~~some additional~~ the principal risks ~~and some related risks~~ but does not describe every potential risk of investing in the Fund.

29.	Comment: Under “Derivatives and Short Sale Risks,” please tailor the disclosures to the types of derivatives used by the Fund, the extent of their use, and the purpose for which the Fund uses derivative transactions. For example, the Fund discloses that it may invest in certain types of derivatives (e.g., derivatives that do not require the counterparty to post collateral, etc…). It also discloses that it may use derivatives for hedging purposes, which differs from the disclosure in the Item 4 summary. If these strategies are part of the Fund’s principal use of derivatives, please add these disclosures of the types and uses of derivatives to the description of the Fund’s principal investment strategies (both in the Item 4 summary and in more detail in response to Item 9). (See also comment 18.)

Response: As noted in response to Comment 10 above, the Registrant has removed risk disclosures related to derivatives.

30.	Comment: Under ETF Risks, please delete the last paragraph, which is a duplicate of the paragraph beginning with “Costs of Buying or Selling Shares Risk.”

Response: The requested change has been made.

31.	Comment: In the sentence that begins “[f]or the purposes of this Prospectus,” please either delete the introductory clause “For the purposes of this Prospectus” or replace it with “For the purposes of the Name Policy.”

Response: The requested change has been made to replace the disclosure with “For the purposes of the Name Policy.”

32.	Comment: Please delete the following sentence, which we do not believe is appropriate given the requirement to comply with applicable rules: “GMO relies on publicly available information and third-party data to monitor compliance with the Name Policy. If that information is inaccurate or incomplete, GMO’s ability to monitor compliance with the Fund’s Name Policy would be impaired.”

Response: The Fund has deleted the second sentence, but believes that the first sentence should be retained.

Statement of Additional Information

Descriptions and Risks of Fund Investments

33.	Comment: The Fund includes the following disclosure under “Securities Lending”: “Securities loans will be made to borrowers that GMO believes to be of relatively high credit standing pursuant to agreements requiring that the loans be collateralized by cash, securities, letters of credit or such other collateral as may be permitted under the Fund’s securities lending program in an amount at least equal to the securities loaned (marked to market daily).” Please revise this sentence so that it reads: “Securities loans will be made to borrowers that GMO believes to be of relatively high credit standing pursuant to agreements requiring that the loans be collateralized by cash, government securities or irrevocable bank standby letters of credit not issued by the Fund’s bank lending agent in an amount at least equal to the securities loaned (marked to market daily).” The only acceptable collateral for securities lending transactions is cash, securities issued or guaranteed by the US Government or its agencies and irrevocable bank standby letters of credit not issued by the Fund’s bank lending agent. See Securities Lending by U.S. Open-End and Closed-End Investment Companies, https://www.sec.gov/investment/divisionsinvestmentsecurities-lending-open-closed-end-investment-companieshtm.

The Fund also discloses that “[i]f a loan is collateralized by U.S. government or other securities, the Fund receives a fee from the borrower. If a loan is collateralized by cash, the Fund typically invests the cash collateral for its own account in one or more money market funds (in which case the Fund will bear its pro rata share of such money market fund’s fees and expenses), or directly in interest-bearing, short-term securities, and typically pays a fee to the borrower.” Please delete “or other” from the introductory clause of the first sentence, and please add “highly liquid” between “short-term” and “securities” in the second sentence.

Response: The requested changes have been made.

Investment Restrictions

Fundamental Policies

34.	Comment: Please revise the first sentence of fundamental policy 1 to add in both places “or group of industries” after “in an industry” to conform to Section 8(b)(1) of the 1940 Act. Similarly, please make the same addition in the explanatory note about the non-concentration policy.

Response: The Registrant respectfully believes that the Fund's current fundamental investment restriction is consistent with Section 8(b)(1)(E) and that a statement that the Fund will not concentrate its investments in a group of industries presents several problems. First, there are countless ways one might group various industries across sectors and seemingly different sectors, such that an investor may view the statement as a restriction on the Fund’s investment in two or more industries that the investor believes may be connected in some fashion. By definition, the Fund will be investing 100% of its assets in a variety of industries and testing to ensure that no more than 25% of its assets are invested in potentially countless subsets of those industries (on the basis they are tangentially connected and thus arguably a “group”) is impractical. Second, the Registrant believes its approach is consistent with that taken by other registered investment companies and with SEC staff guidance set forth in Registration Form Used by Open-End Management Investment Companies, SEC Release No. IC-13436 at Guide 19 (Aug. 12, 1983). In relevant part, Guide 19 states:

It is the position of the staff that investment (including holdings of debt securities) of more than 25 percent of the value of the registrant’s assets in any one industry represents concentration. If the registrant intends to concentrate in a particular industry or group of industries it should…specify in the prospectus the industry or group of industries in which it will concentrate.…If the registrant does not intend to concentrate, no further investment may be made in any given industry if, upon making the proposed investment, 25 percent or more of the value of the registrant’s assets would be invested in such industry. (emphasis added)

As noted above, Guide 19 distinguishes policies to concentrate “in a particular industry or group of industries” from policies not to concentrate “in any particular industry.” The Funds do not intend to concentrate in a particular industry or group of industries.

The Registrant acknowledges that the Guides to Form N-1A have been rescinded, but notes that they have not been replaced, and believes that Guide 19 reflects the most accurate interpretation of the original intent, and long standing interpretation of the SEC staff, of Section 8(b)(1)(E).

35.	Comment: Please explain supplementally the basis for the statement in fundamental policy 1 that repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry, for the purposes of the limitation described therein.

Response: The Registrant believes that it is appropriate to look through to the underlying collateral when determining the relevant industry of a repurchase agreement backed by U.S. government securities. While Rule 5b-3 does not directly relate to this situation, this treatment is consistent with Rule 5b-3 which allows a fund to look through to the underlying collateral for purposes of determining compliance with diversification requirements.

36.	Comment: The paragraph underneath the itemized fundamental policies states that the Fund has adopted a non-fundamental name policy. Please state what the policy is, in this section of the SAI.

Response: The requested change has been made.

Management of the Trust

Fund Shares Owned by Board Members

37.	Comment: Disclosure includes the dollar amount ranges of each Trustee’s “beneficial ownership” of shares of the Fund and each other series of the Trust as of the end of the most recently completed calendar year. Please revise this disclosure to include any registered investment company within the same family of investment companies as the Fund. See Item 17.

Response: The requested change has been made.

Management Services

38.	Comment: Please provide the information required by Item 19(a)(1) (i.e., the name of any person who controls the adviser, the basis of the person’s control, and the general nature of the person’s business. Also disclose, if material, the business history of any organization that controls the adviser).

Response: As noted in the SAI, the Adviser is a privately held limited liability company. There is no person that controls the adviser, and therefore the addition of the requested disclosure is not required.

39.	Comment: Provide, if applicable, the name of any affiliated person of the Fund who also is an affiliated person of the adviser, and a list of all capacities in which the person is affiliated with the Fund and with the adviser. See Item 19(a)(2).

Response: The Registrant represents that there is currently no affiliated person of the Fund who also is an affiliated person of the adviser.

Portfolio Management

40.	Comment: Please disclose the date as of which the compensation information (as described in the second paragraph after the table) is provided, which should be the most recent practicable date. See Instruction 1 to Item 20(b).

Response: The Fund will add the following sentence as the second sentence in the relevant paragraph. The date inserted will be the most recent practicable date as required by the instructions.

“The following information about portfolio manager compensation is based on compensation arrangements as of the date of this Statement of Additional Information.”

Shareholder Rights (and Organizational Documents)

41.	Comment: Please move the disclosures under “Derivative Claims of Shareholders,” “Waiver of Right to Jury Trial,” and “Forum for Adjudication of Disputes,” as revised per the following comments, to an appropriate location in the prospectus, and please revise the Trust’s Declaration of Trust according to the comments below.

Response: The requested changes have been made.

42.	Comment: Please revise provisions a, b, c, d, and e in Article IX, Section 9.8 of the Trust’s Declaration of Trust to state that in each case, these provisions do not apply to claims arising under the federal securities laws, and please revise the disclosure in the registration statement to reflect these carve-outs.

Response: The requested changes will be made.

43.	Comment: Under “Derivative Claims of Shareholders, please insert the word “written” in the following sentence: “Complaining Shareholders must first make a pre-suit written demand…” to conform to the provision in the Fund’s Declaration of Trust.

Response: Revisions have been made to clarify that the demand must be made in writing.

44.	Comment: Please add disclosure to the “Forum for Adjudication of Disputes” that states the risks of the exclusive forum provisions (including the alternate forum provision), even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Response: The requested change has been made.

Control Persons and Principal Holders of Securities

45.	Comment: Please add disclosure required by Item 18(c) (i.e., state the percentage of the Fund’s equity securities owned by all officers, directors, and members of any advisory board of the Fund as a group. If the amount owned by directors and officers as a group will be less than 1% of the Class, provide a statement to that effect).

Response: The requested disclosure has been added as follows:

As of the date of this SAI, the Trustees and officers of the Trust, as a group, beneficially owned 100% of the outstanding shares of the Fund.

Purchase and Redemption of Shares in Creation Units

46.	Comment: Under “Issuance of a Creation Unit,” the Fund discloses that the delivery of Creation Units generally will occur no later than the Settlement Date. Please delete “generally” from this sentence.

Response: The requested change has been made.

Financial Statements

47.	Comment: Please provide financial statements of the Fund pursuant to Instruction 2 to Item 27(a).

Response: Registrant represents that the financial statements required by Instruction 2 to Item 27(a) have been added.

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We trust the foregoing is responsive to each of the Staff’s comments. Please do not hesitate to contact the undersigned at (202) 373-6799, or my colleague Elizabeth Belanger at (212) 309-6353 if you have any questions.

Sincerely,

/s/ W. John McGuire
W. John McGuire

cc:	Christopher D. Menconi
Elizabeth L. Belanger
Matthew J. Wolock